Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

February 23, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: Meagan Caldwell

RE:              Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
File No. 0-32843

_____________________________________________________________________________

We write on behalf of Davi Skin, Inc. (the “Company”) in a supplemental response to Staff's letter of December 21, 2005 by Rufus Decker Accounting Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10KSB and Forms 10QSB (the “Comment Letter”). This letter should be treated as supplementing our earlier response (dated January 2) to the Comment Letter and read in conjunction therewith. On behalf of the Company, we have attached to this response letter as an exhibit proposed wording changes to the Financials as described below.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comment applicable to your overall filing

2. We read your response to our comment 11 from our letter dated October 18, 2005. It is not sufficient to merely include a disclosure in your Item 2. Plan of Operation regarding non-reliance on previously issued financial statements. We refer you to the instructions in Form 8-K, which states under general instruction B(1) that a report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any one or more of the events specified in the items in Sections 1-6 and 9 of Form 8-K. Non-reliance on previously issued financial statements is included in

Section 4. As previously requested, please file an Item 4.02 Form 8-K referencing each restatement item, for which you have concluded a restatement is required.

In a supplemental response to this comment, the Company has complied with the Staff’s request to file a Form 8-K, Item 4.02 regarding the Restated Items. A copy of this filing is being supplied supplementally for your convenience in your review.

Report of Independent Registered Public Accounting Firm, page F-1

3. We read your response to our comment 2 from our letter dated October 18, 2005. The explanatory paragraph included in your auditors’ report does not reference the restatement regarding your diluted loss per share. You restated your diluted loss per share to exclude from your calculation those common stock equivalents that would have had an anti-dilutive effect on your loss per share. As previously requested, please obtain an updated opinion from your auditors which references each restatement. Alternatively, please tell us why your auditors do not think it is necessary to reference this restatement.

In a supplemental response to this comment, the Company will be providing a revised auditor’s report incuding all restatements.

Financial Statements

Notes to Financial Statements

6. We read your response to our comment 5 from our letter dated October 18, 2005 and revised proposed disclosure regarding your restatements. The information included in your note 8 to the financial statements does not meet the requirements of paragraphs 36 and 37 of APB 20. As previously requested, please revise Note 8 to your financial statements to present information for all restatements. Please ensure that each restatement is separately discussed in your disclosure, including how each impacted your results of operations, cash flows, and financial position. Similarly, please revise your Forms 10-QSB to include this information as well.

In a supplemental response to this comment, the Company has added the following additional information (shown in bold) to the corresponding paragraphs of Note 8 of the December 31, 2004 financial statements filed with its Form 10KSB.

On the Statement of Stockholders’ Equity, the Company erroneously grouped entries relating to the issuance of stock options to outside consultants with other stock issuances during the same period. Corrections have been made to properly present this item. The correction had no effect on total shares issued, additional paid in capital, or total stockholders’ equity. The correction also had no effect on net loss or related per share amounts.

On the Statement of Cash Flows, the Company erroneously listed changes in notes payable as an operating activity instead of a financing activity. Corrections have been made to properly present this item. This correction increased cash used by operation activities as well as increased cash provided by financing activities by $210,500. This correction had no effect on net loss or related per share amounts.

The Company erroneously recorded prepaid consulting expense as an expense when it should have been amortized over the life of the contract. Corrections have been made to properly classify the unamortized portion of the contract as an equity item, since stock was issued as consideration for the contract, and remove the unamortized portion of the contract from the statement of operations. This correction decreased net loss and decreased Stockholders’ Equity by $114,584.

The Company erroneously recorded an accumulated deficit in stockholders’ equity as a reduction to additional paid in capital. Corrections have been made to properly classify the accumulated deficit. This correction increased additional paid in capital and decreased accumulated deficit by$198,053. This correction had no effect on net loss or related per share amounts.

Form. 10-OSB for the Fiscal Quarter Ended September 30, 2005

Comments applicable to your overall filing

8. Please address the comments above in your interim Forms 10-QSB as well

In a supplemental response to this comment, the Company will make the following changes to the footnotes in its 10QSB filings during the reviewed period.

The following note will be added to the financial statements as of March 31, 2005.

On the Statement of Cash Flows, the Company erroneously listed changes in certificates of deposit as an operating activity instead of an investing activity. Corrections have been made to properly present this item. Further, a typographical error resulted in changes in certificates of deposit being listed as an incorrect number. The correct amount of the change was $159,090. Previously, changes in certificates of deposit was listed as $59,090 as a change in operating activities. After the necessary corrections were made, changes in certificates of deposit are now listed as $159,090 as a change in investing activities. This correction had no effect on net loss or related per share amounts.

The following note will be added to the financial statements as of June 30, 2005.

On the Statement of Cash Flows, the Company erroneously listed changes in certificates of deposit as an operating activity instead of an investing activity. Corrections have been made to properly present this item. This correction decreased net cash used by operating activities and increased net cash used by investing activities in the amount of $1,724,760. This correction had no effect on net loss or related per share amounts.

Financial Statements

Statement of Stockholders’ Equity, page F-4

9. We read your response to our comment 9 from our letter dated October 18, 2005 and proposed revised disclosure. Your disclosure states that as of June 30, 2005 you had sold a total of 398,398 units. Please tell us whether any of the investors for which you sold these units were employees, directors, or other related parties. Please also tell us how you determined the fair value of the common stock to be $3.00 per share when you state in your disclosure that the market price on the date of the offering was $5.25. Considering this, please tell us how you determined a portion of the proceeds for each unit sold should not have been allocated to the fair value of the warrants included in each unit.

In a supplemental response to this comment, the Company has revised its valuation of the warrants issued based on the Black-Scholes Options Pricing Model. The following are the journal entries that will be made to reflect the revised valuation of the warrants. Also following is the note that will be added to the financials statements.

The following pertains to the financial statements for the period ended June 30, 2005.

The following journal entry will be recorded and the necessary changes relating to this journal entry will be reflected in the restated financial statements:

DR	Additional Paid in Capital	95,971
CR	Additional Paid in Capital-Warrants	95,971

To allocate the value of warrants issued with common stock sales.

The following will be added to Note 5 describing the warrant activity and providing the required disclosures.

The warrants issued during the quarter were valued at $95,971 using the Black-Scholes option pricing model and is described as “Additional paid in capital - warrants” in the stockholders’ equity section of the balance sheet. The following table summarizes the assumptions used in arriving at the valuation:

Number of warrants issued	351,964
Stock price at grant date	$ 3.00
Exercise price	$ 4.50
Term	24 months
Volatility	320,698 warrants at 37%
31,266 warrants at 23%
Annual rate of quarterly dividends	0.00%
Discount Rate-Bond Equivalent Yield	3.50%

The following pertains to the financial statements for the period ended September 30, 2005.

The following journal entry will be recorded and the necessary changes relating to this journal entry will be reflected in the restated financial statements:

DR	Additional Paid in Capital	18,010
CR	Additional Paid in Capital-Warrants	18,010
  To allocate the value of warrants issued with common stock sales.

The following will be added to Note 5 describing the warrant activity and providing the required disclosures.

The warrants issued during the quarter were valued at $18,010 using the Black-Scholes option pricing model and is described as “Additional paid in capital - warrants” in the stockholders’ equity section of the balance sheet. The following table summarizes the assumptions used in arriving at the valuation:

Number of warrants issued	46,434
Stock price at grant date	$ 3.00
Exercise price	$ 4.50
Term	24 months
Volatility	17,583 warrants at 23%
28,851 warrants at 54%
Annual rate of quarterly dividends	0.00%
Discount Rate-Bond Equivalent Yield	3.50%

Item 3. Controls and Procedures, page 9

11. Your disclosure states that you determined that as of September 30, 2005 your disclosure controls and procedures were effective. Please amend your disclosure to include a discussion regarding how you concluded your disclosure controls and procedures were effective, in light of the restatements you determined were required. If after reconsidering, you determine your disclosure controls and procedures were not effective, please amend your disclosure accordingly. In addition, please ensure your amended disclosure includes the following:

● a discussion of the restatement and the facts and circumstances surrounding it
● how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of your disclosure controls and procedures,
● changes to internal controls over financial reporting, and
● anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

In a supplemental response to this comment, the Company has revised the description of its Controls and Procedures during the periods of its restatements to read as follows (additions are reflected in bold).

Item 3.     Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2005. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, originally our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2005, our disclosure controls and procedures were effective. During subsequent periods it was determined that certain of these items were not accurate. Specifically, in October 2005, our board of directors, upon the advice and recommendation of our accountants, determined that we should reclassify the following items contained in prior filings.

1. On the Statement of Cash Flows, the Company erroneously listed changes in notes payable as an operating activity instead of a financing activity. This correction increased cash used by operation activities and increased cash provided by financing activities by $210,500. This correction had no effect on net loss or related per share amounts.

2. The Company erroneously recorded a prepaid consulting expense as an expense when it should have been amortized over the life of the contract. Corrections have been made to properly classify the unamortized portion of the contract as an equity item, since stock was issued as consideration for the contract, and remove the unamortized portion of the contract from the statement of operations. This correction decreased net loss and decreased Stockholders’ Equity by $114,584.

3. The Company erroneously recorded an accumulated deficit in stockholders’ equity as a reduction to additional paid in capital. This correction increased additional paid in capital and decreased accumulated deficit by $198,053. This correction had no effect on net loss or related per share amounts.

4. On the Statement of Stockholders’ Equity, the Company erroneously grouped entries relating to the issuance of stock options to outside consultants with other stock issuances during the same period. The correction had no effect on total shares issued, additional paid in capital, or total stockholders’ equity. The correction also had no effect on net loss or related per share amounts.

These matters were discussed and agreed upon with our auditors and these restatements were first reported in our Form 10QSB for the period ended September 30, 2005 in Item 2 under the section entitled Non-Reliance on Previously Issued Financial Statements.

As a result, the CEO and CFO have re-evaluated the procedures and determined that they were not fully effective and so have made the following changes in our internal controls over financial reporting beginning during the third quarter ended September 30, 2005.

1.	Increase executive scrutiny of company financial reporting;
2.	Increased management involvement in the day to day accounting procedures;
3.	Changed specific procedures on how the company captured information needed for disclosure purposes; and

4.	changed certain outside accounting contractors.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Thank you again for the conference call discussion of these issues. We hope that this response will resolve any remaining comments. If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255.

Sincerely,

CANE CLARK LLP

/s/ Kyleen Cane
Kyleen Cane